                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                        COMMISSION FILE NUMBER: 0-13432

                                  (Check One):
   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended:    December 31, 1996

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

PART I -- REGISTRANT INFORMATION

                     IEA Marine Container Income Fund V(B)
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                     Full Name of Registrant
                     Former Name if Applicable

                     444 Market Street, 15th Floor
         ----------------------------------------------------------------------
                     Address of Principal Executive Office (Street and Number)

                     San Francisco, CA 94111
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                     City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

As reported in the Registrant's Current Report on Form 8-K, filed February 7, 1997, and Amendment No. 1 to Current Report on Form 8-K, filed February 26, 1997, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

The Parent Company is the indirect corporate parent of Cronos Capital Corp., the Managing General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it is resigning as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation is not addressed to the General Partner of the Registrant, Arthur Andersen has confirmed to the Managing General Partner that its resignation as auditors of the entities referred to in its letter of resignation includes its resignation as auditors of Cronos Capital Corp. and the Registrant.

The Registrant has yet to retain a new auditor, and as a result, will be unable to complete its Annual Report on Form 10-K by March 31, 1997, without unreasonable effort or expense. The Registrant will undertake to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 with the Commission no later than 15 days after the required filing date.

PART IV   OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                John Kallas                       415           677-8990
            ------------------                -----------   ------------------
                  (Name)                      (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Reference is made to Exhibit I attached hereto.



                      IEA Marine Container Income Fund V(B)
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 26, 1997                     By   Cronos Capital Corp.
                                              The Managing General Partner

                                         By   /s/ John Kallas
                                              -----------------------------
                                              John Kallas
                                              Vice President/Treasurer
                                              Principal Accounting and Finance
                                              Officer

                                   EXHIBIT I

                      STATEMENT IN RESPONSE TO PART IV-(3)


   A fall in growth of containerized export trade from key Asian markets contributed to the container leasing market's downward trend during 1996. Also contributing to the sluggish container leasing market conditions were declining container prices, favorable interest rates and an abundance of available capital which resulted in ocean carriers and transport companies purchasing a larger share of containers for their own account, reducing the demand for leased containers. Once the demand for leased containers began to fall, per-diem rental rates were also adversely affected. In order to counter these market conditions, Cronos Containers Limited (the "Leasing Company") implemented various marketing strategies during 1996, including but not limited to, offering incentives to shipping companies, repositioning containers to high demand locations and focusing towards term leases and other leasing opportunities, including the leasing of containers for local storage.

   As the leasing industry's equipment moved into surplus, ocean carriers and transport companies became increasingly selective about the age and condition of containers taken on-hire. Many have adopted a policy of only leasing containers of a certain age or less. It has been the Registrant's experience that in periods of weak demand, many lessees insist on equipment three to five years of age. Such criteria currently serves as a barrier to older equipment being taken on-hire, including those within the Registrant's fleet and contributed to the decline in the Registrant's results of operations. The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers and is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet. Accordingly, net lease revenue declined by approximately 36%, when compared to 1995. The Registrant expects net lease revenue to decline in subsequent periods as it continues to dispose of its remaining fleet.

   During 1996, utilization averaged 87%, consistent with the prior year, while the Registrant's average fleet size (as measured in twenty-foot equivalent units ("TEU")) declined from 3,165 TEU in 1995 to 2,076 TEU in 1996. This decline, combined with a 3% reduction in average per-diem rental rates, contributed to a 38% decline in gross rental revenue. Rental equipment operating expenses, when measured as a percentage of rental revenue, decreased due to a decline in the provision for doubtful accounts and the costs associated with the recovery actions against the doubtful accounts of certain lessees. Costs associated with utilization levels including storage, handling and repositioning also declined, contributing to the decline in rental equipment operating expenses, as a percentage of gross lease revenue.

   At December 31, 1996, 33% of the original equipment remained in the Registrant's fleet, and was comprised of the following:

                                                                                          40-Foot
                                                    20-Foot             40-Foot          High-Cube
                                               ------------------  -----------------  ---------------
      Containers on lease:
           Term leases                            66                   12                      9
           Master lease                          691                  180                    107
                                                 ---                  ---                    ---
               Subtotal                          757                  192                    116

      Containers off lease                        80                   28                     19
                                                 ---                  ---                    ---

           Total container fleet                 837                  220                    135
                                                 ===                  ===                    ===

                                                                                          40-Foot
                                                    20-Foot             40-Foot          High-Cube
                                               ------------------  -----------------  ---------------
                                               Units         %     Units        %     Units        %
                                               -----      -------  -----     -------  -----     -------
      Total purchases                          2,761      100%      719       100%     150       100%
           Less disposals                      1,924       70%      499        69%      15        10%
                                               -----      ---       ---       ---      ---       ---
      Remaining fleet at December 31, 1996       837       30%      220        31%     135        90%
                                               =====      ===       ===       ===      ===       ===

   The Registrant disposed of 868 twenty-foot and 198 forty-foot marine dry cargo containers during 1996, as compared to 413 twenty-foot and 130 forty-foot marine dry cargo containers during 1995. As a result, approximately 44% of the Registrant's net earnings during 1996 were from gain on disposal of equipment, as compared to 21% for 1995. The decision to repair or dispose of a container is made when it is returned by a lessee. This decision is influenced by various factors including the age, condition, suitability for continued leasing, as well as the geographical location of the container when disposed. These factors also influence the amount of sales proceeds received and the related gain on container disposals. As the Registrant accelerates the disposal of its containers in subsequent periods, net gain on disposals should contribute significantly to the Registrant's net earnings.

   The Registrant's aging and declining fleet contributed to a 32% decline in depreciation expense during 1996. Base management fees declined by $40,889, or approximately 38% during 1996. Incentive fees, which are based on the operating performance of the fleet and sales proceeds, increased 13,715, or approximately 8% during 1996, primarily as a result of an increase in disposals and their related sales proceeds. These management fees are expected to decline in subsequent periods as the Registrant's disposal activities continue.

   As reported in the Registrant's Current Report on Form 8-K and Amendment No. 1 to Current Report on Form 8-K, filed with the Commission on February 7, 1997 and February 26, 1997, respectively, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

   The Parent Company is the indirect corporate parent of Cronos Capital Corp., the Managing General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it resigned as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation was not addressed to the Managing General Partner of the Registrant, Arthur Andersen confirmed to the Managing General Partner that its resignation as auditors of the entities referred to in its letter of resignation included its resignation as auditors of Cronos Capital Corp. and the Registrant.

   The Registrant does not, at this time, have sufficient information to respond to the concerns raised by Arthur Andersen with respect to its 1996 audit of the Parent Company or the impact, if any, these concerns may have on the future operating results and financial condition of the Registrant or the Leasing Company's ability to manage the Registrant's fleet in subsequent periods. However, the Managing General Partner of the Registrant does not believe, based upon the information currently available to it, that Arthur Andersen's resignation was triggered by any concern over the accounting policies and procedures followed by the Registrant.

   Arthur Andersen's report on the financial statements of Cronos Capital Corp. and the Registrant, for either of the past two years, has not contained an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles.

   During the Registrant's two most recent fiscal years and the subsequent interim period preceding Arthur Andersen's resignation, there have been no disagreements between Cronos Capital Corp. or the Registrant and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                     IEA MARINE CONTAINER INCOME FUND V(B)
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS

  FOR THE YEARS ENDED DECEMBER 31, 1996 (UNAUDITED), 1995 (AUDITED) AND 1994
                                   (AUDITED)



                                                                       1996           1995            1994
                                                                       ----           ----            ----
Net lease revenue                                                   $496,809       $875,461        $947,904

Other operating expenses:
   Depreciation                                                      207,986        303,556         360,974
   Other general and administrative expenses                          26,029         31,416          35,176
                                                                    --------       --------        --------
                                                                     234,015        334,972         396,150
                                                                    --------       --------        --------

           Earnings from operations                                  262,794        540,489         551,754

Other income:
   Interest income                                                    31,241         31,998          21,836
   Net gain on disposal of equipment                                 233,134        148,268         156,302
                                                                    --------       --------        --------
                                                                     264,375        180,266         178,138
                                                                    --------       --------        --------
           Net earnings                                             $527,169       $720,755        $729,892
                                                                    ========       ========        ========

Allocation of net earnings:

   General partners                                                 $149,679       $137,350        $129,850
   Limited partners                                                  377,490        583,405         600,042
                                                                    --------       --------        --------

                                                                    $527,169       $720,755        $729,892
                                                                    ========       ========        ========

Limited partners' per unit share of net earnings                    $  22.03       $  34.05        $  35.02
                                                                    ========       ========        ========